June 30, 2010
United States
Securities and Exchange Commission
Washington, D.C. 20549     Mail Stop 7010

Attention: H Roger Schwall
Via EDGAR and Fax: 202-772-9220

Dear Mr. Schwall;

Re: Rubicon Minerals Corporation, File No. 1-32292

In connection with the following responses to your comments of June 28, 2010 in regard to our 40-F filing for December 31, 2009, please note that the Company acknowledges the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

In your letter you asked and we are responding to the following:

Item 1.

“We note that the Section 906 certification by your chief financial officer refers to your Form 40-F for the period ended December 31, 2008.  Please file a revised certification that addresses your Form 40-F for the period ended December 31, 2009.  Please include such filing in a full amendment to your annual report, including newly executed certifications”

Response:

We have today filed an amended Form 40-F on EDGAR, including newly executed certifications with corrected date references.

Please contact us if you need further information.

Yours very truly,
Rubicon Minerals Corporation

/s/ Robert Lewis

Robert Lewis
CFO

Rubicon Minerals Corporation
Suite 1540 – 800 W. Pender St., Vancouver, BC  Canada  V6C 2V6     Tel: 604.623.3333  Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com     Web site: www.rubiconminerals.com
RMX.TSX